Exhibit 99.1

Inspira Expands Medical Advisory Board as part of future expansion into
North American Market

Dr. Dekel Stavi is an Intensive Care Physician at the Interdepartmental Division of Critical Care
Medicine, University of Toronto

Ra’anana, Israel, July 26, 2021 – Inspira Technologies Oxy B.H.N. Ltd. (Nasdaq: IINN, IINNW), today announced the expansion of its North American presence with the appointment of Dr. Dekel Stavi, MD, Senior Intensive Care Clinician, for the company's Medical Advisory Board. The appointment of Dr. Stavi to the company’s Medical Advisory Board forms a part of Inspira's strategic future expansion into the North American market.

Dr. Stavi has considerable experience in leadership and Extracorporeal Life Support programs, cardiology aspects of Intensive Care Unit (“ICU”) patients and treating hemato-oncology patients in ICUs. Prior to joining the interdepartmental program of critical care at the University of Toronto, he served as a senior intensive care physician at a leading Israeli hospital - the Tel Aviv Sourasky Medical Center (Ichilov), where he initiated its institutional extracorporeal membrane oxygenation (ECMO) program. Dr. Stavi's notable publications include “Outcomes of prolonged mechanical ventilation in patients who underwent bedside percutaneous dilatation tracheostomy in intermediate care units - a single center study” and “Outcome and survival following tracheostomy in patients ≥ 85 years old.”

Dagi Ben-Noon, Inspira's Co-Founder and CEO commented: "The company welcomes Dr. Stavi to its Medical Advisory Board. Dr. Stavi has valuable experience in intensive care medicine. We believe that Dr. Stavi can significantly contribute to our future efforts to introduce our innovative respiratory technology to the medical community in the North American market."

Dr. Dekel Stavi, stated: "Providing the best care to patients is my first priority as a critical care professional. Extracorporeal technologies such as those being developed by Inspira would be a welcome addition to the oxygenating arena as a support system. To be a part of potentially bringing innovative technology to market for patients with refractory hypoxemia is an exciting opportunity for me."

"Inspira's Medical Advisory Board provides the company's management with external expertise, insight, and guidance on business development and clinical strategy. A combination of unique skill sets and interaction with patients is shared by all Medical Advisory Board members. Thus, they have a crucial role to play in tailoring the product to potentially be used by patients" Mr. Ben-Noon added.

About Inspira Technologies

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The company has developed a breakthrough Augmented Respiration Technology (ART), which it believes will elevate and stabilize patient oxygen saturation levels. The company’s ART technology potentially allows patients to remain awake during treatment while minimizing the use of the highly invasive, risky and costly mechanical ventilation systems that require medically induced coma. The company’s products have not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website:  https://inspira-technologies.com

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, Inspira Technologies Ltd. Oxy B.H.N. Ltd. (the “Company”) is using forward-looking statements when it discusses that Dr. Stavi can significantly contribute to the company’s future efforts to introduce its innovative respiratory technology to the medical community in the North American market, extracorporeal technologies such as those being developed by the company would be a welcome addition to the oxygenating arena as a support system, and that the company’s Medical Advisory Board members have a crucial role to play in tailoring the product to potentially be used by patients. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; the Company’s products may not be approved by regulatory agencies, the Company’s technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; the Company may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with the Company’s process; the Company’s products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; the Company’s patents may not be sufficient; the Company’s products may harm recipients; changes in legislation may adversely impact the Company; inability to timely develop and introduce new technologies, products and applications. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading 'Risk Factors' in the Company’s final prospectus filed with the Securities and Exchange Commission (the SEC"), which is available on the SEC's website, www.sec.gov and in any subsequent filings with the SEC.

For more details:

Miri Segal, Investor Relations, MS-IR LLC, +917-607-8654, msegal@ms-ir.com

Michal Efraty, Adi & Michal IR-PR, +972-52-3044404, michal@efraty.com